                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST 2009

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: Board of Directors examines and approves Group first half Financial Report at 30 June 2009

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INCOME BEFORE TAXES: €1,588 MILLION (+13.8% COMPARED WITH FIRST HALF 2008)

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CONSOLIDATED NET INCOME: €964 MILLION (€1,117 MILLION IN FIRST HALF 2008) DUE TO HIGHER TAXATION (+€484 MILLION COMPARED WITH THE FIRST HALF 2008)

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FREE CASH FLOW FROM OPERATIONS: €2.2 BILLION (APPROXIMATELY +€600 MILLION COMPARED WITH FIRST HALF 2008)

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BERNABÈ: “PRUDENT OPERATIONAL MANAGEMENT AND EFFECTIVE FINANCIAL MANAGEMENT    ENABLE THE TELECOM ITALIA GROUP TO CLOSE THE FIRST HALF OF 2009 WITH AN IMPROVEMENT IN INCOME BEFORE TAXES COMPARED WITH THE SAME PERIOD IN THE PREVIOUS YEAR AS WELL AS AN INCREASE IN FREE CASH FLOW FROM OPERATIONS. THE STABILIZATION OF ORGANIC EBITDA ALLOWS US TO CONFIRM PROFITABILITY TARGETS; MOREOVER, THE IMPROVEMENT IN EBITDA MARGIN OF 1.5 PERCENTAGE POINTS PLACES TELECOM ITALIA AMONGST THE BEST PERFORMERS IN THE SECTOR AT AN INTERNATIONAL LEVEL”

REVENUES: €13,953 MILLION (-3.8% ORGANIC VARIATION COMPARED WITH FIRST HALF 2008)

EBITDA: €5,670 MILLION (+3.1% COMPARED WITH FIRST HALF 2008)

ORGANIC EBITDA:  €5,747 STABLE COMPARED WITH FIRST HALF 2008

ORGANIC EBITDA MARGIN: 41.2% (39.7% IN FIRST HALF 2008; +1.5pp)

EBIT: €2,680 MILLION (+4.1% COMPARED WITH FIRST HALF 2008)

NET FINANCIAL DEBT OF €35,185 MILLION, A FALL OF €1,987 MILLION COMPARED WITH 30 JUNE 2008

LIQUIDITY MARGIN: LIQUIDITY €8.1 BILLION, + €6.5 BILLION AVAILABLE ON CREDIT LINE

This press release contains certain alternative performance measures not established by IFRS accounting standards (EBITDA; EBIT; Organic Change in Revenues, EBITDA and EBIT; and Net Financial Debt Carrying Amount and Adjusted Net Financial Debt). These terms are defined in the appendix. The Telecom Italia Group Half-year Report at June 30, 2009 was drafted in accordance with article 154–ter (Financial Reports), Decree Law No. 58 of 1998 (Consolidated Law on Finance - TUF) and subsequent amendments and additions, and was prepared in compliance with the international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (“IFRS”), as well as to the provisions issued in implementation of article 9, Decree Law No. 38 of 2005. Starting from January 1, 2009, certain new standards and interpretations came into effect and have therefore been applied. In particular, following the retrospective application of IFRIC 13 (Customer Loyalty Programmes), the comparative data of the corresponding periods of the year 2008 has been appropriately restated. The main effects of such restatement are disclosed in the Appendix.

It should be noted that the “Business Outlook for the Year 2009” section of this press release contains forward-looking statements concerning the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of this press release are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecast owing to numerous factors, the majority of which is beyond the scope of the Group’s control, not least current uncertainties associated with the ongoing crisis on the financial market.

Please note that the limited audit work by our independent auditors on the Telecom Italia Group Half-yearly Condensed Consolidated Financial Statements at June 30, 2009 has not yet been completed.

Milan, 6 August 2009

The Telecom Italia Board of Directors, chaired by Gabriele Galateri di Genola, today examined and approved the Group’s First Half Financial Report at 30 June 2009.

“In the first six months of 2009 we started the Group’s restructuring process, in line with the Industrial Plan 2009-11, that lays down a structural change in revenue composition and marketing processes as well as the implementation of efficiency and cost control programmes for containing cash costs”, Mr. Franco Bernabè, CEO of Telecom Italia stated. “Such measures, together with a strict financial discipline, offset  the preassure on revenues, generating  an operating cash flow of €2.2 billion, approximately  €600 million higher compared with the same period in 2008”.

“These initiatives – added Mr. Bernabè – have allowed us to maintain an organic EBITDA basically stable and to confirm profitability targets; moreover, an EBITDA margin of about 41% is a result that places the Telecom Italia Group amongst the top performers in the sector.  In addition, the effectiveness of our financial management coupled with a successful operating performance have generated an increase in Pre-tax Profit of €192 million, +13.8% compared with the same period in 2008, to approximately €1.6 billion”.

TELECOM ITALIA GROUP

Variation in consolidation perimeter during 1H: commencing 1 May 2009, Telecom Media News S.p.A. has been excluded from the consolidation perimeter following the sale of 60% of its shares by Telecom Italia Media S.p.A..

Main variations in 2008 were as follows:

- exit of Entel Bolivia commencing 2008 Q2, consequent to the Bolivia Government’s Decree of nationalisation dated  1 May  2008. The stake has now been entered under Current Assets;

- exit of the “Pay-per-View” business branch commencing 1 December  2008, consequent to its sale by  Telecom Italia Media S.p.A..

Revenues in the first half of 2009 amounted to €13,953 million, down 5.8% or €856 million compared to €14,809 million posted during the same period in 2008. In terms of organic variation, the reduction in consolidated revenues was -3.8% (- €554 million).

In detail, the organic variation in revenues is calculated by excluding:

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the effect of variation in the consolidation perimeter (- €53 million, caused mainly by the exit of Entel Bolivia in 2008 Q2);

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the effect of exchange rate variations (- €273 million, caused by the balance between the losses of €285 million incurred by Business Unit Brazil and the gains of €12 million flowing in from the other Business Units);

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other non-organic revenues from the settlement of tariff disputes with other operators in 2008 H1.

Revenues, broken down by field of operations, are as follows:

The Domestic Business Unit, for which the representation by new commercial business has been provided below, has suffered the overall impact of a downbeat market in the first half of 2009 with mixed results – on the one hand, the fixed telephony business has confirmed its positive trend, and on the other, the mobile sector has registered a fluctuation in comparison with previous quarters.

With regards to the new ‘customer centric’ organization that the Telecom Italia Group has adopted for the domestic market, the revenues of this Business Unit have been reported under the following categories:

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Core Domestic: containing all telecommunications activities in the Italian market, subdivided into:

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Consumer (telephony and Internet services and products for both individuals and families in the fixed and mobile markets, public telephony, web portal/services provided by the subsidiary Matrix);

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Business (services and products for telephony, data, Internet and ICT solutions for SMEs – Small and Medium Enterprises - and SOHO - Small Office Home Office – in the fixed and mobile markets);

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Top (services and products for telephony, data, Internet and ICT solutions for Top clients, Large Accounts and Enterprises in the fixed and mobile markets);

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National Wholesale (wholesale services, regulated and otherwise, for domestic market operators in the fixed and mobile markets);

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Other (support structures).

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International Wholesale: containing all activities of theTelecom Italia Sparkle Group, which operates in the field of international services for voice, data and Internet for both fixed and mobile operators, ISP/ASP (Wholesale market) and multinational firms through its own network in the European, Mediterranean and South American markets.

In particular, the evolution of Core Domestic Revenues in the first half of 2009 presents the following features:

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a fall (-6.8%) in Consumer segment revenues, mostly caused by low margin business areas  (products -38%; mobile content -27%); while income from broadband, both fixed (+12%) and mobile (+23%), is on the rise;

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a drop  (-8.7%) in Business segment revenues, markedly affected, compared to other divisions, by the decrease in consumption stemming from a bearish market and by the negative asymmetries of competition in fixed telephony, particularly regarding procedures for win-backs;

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a limited reduction (-3%) in the Top Clients segment, buoyed by strong ICT packages and solutions growth (+16.9%); Mobile sales have remained stable and the fixed business decreased;

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a noteworthy rise  (+15.8% in organic terms) in the National Wholesale segment generated by the improvement in tariffs (Local Loop Unbundling, Wholesale Line Rental and Bitstream) and by the  expansion in the customer base of alternative operators.

Regarding the Group’s Brazilian operations, organic revenues have risen 2.1% (+0.7% during Q1 2009, +3.4% during Q2 2009, compared with the same periods in the previous year), as a result of the good performance by VAS revenues and products, propelled by the growth in customer base that, following a drop in Q1, is  now positive (+4.8% in comparison with Q1 2009).

EBITDA stands at € 5,670 million, an increase of €168 million (+3.1%) compared with the same period in 2008. Organic variation in EBITDA has been negative for €12 million (-0.2%). EBITDA/revenues ratio moved from 37.2% in the first half of 2008 to 40.6% in the first six months of this year; at an organic level, the ratio to revenues has been 41.2% in 1H 2009, a rise of 1.5 percentage points over the same period a year earlier (39.7%).

The following table shows a breakdown EBITDA and EBITDA margin operating sector:

EBIT is €2,680 million, an increase of €105 million compared with the first half of 2008 (+4.1%). Organic variation in EBIT has been negative for €55 million (-1.9%).

EBIT/revenues ratio moved from 17.4% in the first half of 2008 to 19.2% in the first six months of this year; at an organic level, the ratio to revenues was 20.2% in 1H 2009, a rise of 0.4 percentage points compared with the same period a year earlier (19.8%).

The financial management and the administration of equity interests registered a total improvement of €87million.Thanks to this positive impact income before taxation deriving from ongoing activities improved by €192 million compared with the first half of 2008 (+13.8%) to €1,588 million.

Net consolidated result is €964 million, a reduction of €153 million compared with 1H 2008 (-13.7%), mainly caused by higher taxes (+€484 million compared with the same period in the previous year).

Capex during the first half of 2009 were €2,043 million, with a reduction of €913 million compared with 1H 2008. The break-down is as follows:

In 1H 2008, capex comprised €477 million for the buying of mobile telephony licences pertinent to the 3G business in Brazil. The Capex reduction was also impacted by the effect of the Reais/Euro (- €39 million) exchange rate, and by the effects of the investment and cost rationalization undertaken in 2008, for which the results are now tangible.

Operating Cash flow was €2,170 million, a rise of €587 million compared with the same period in the previous year.

Net financial debt is €35,185 million, a fall of €1,987 million compared with 30 June 2008.

In order to better represent the real picture of net financial debt, a new entry definition under the heading “adjusted net financial debt” was deemed necessary. The item excludes effects purely of an accounting and non-monetary nature, stemming from the fair value of derivates and related financial assets/liabilities, strongly influenced by interst and exchange rate volatility which characterized the financial markets starting from fourth quarter 2008.

Adjusted net financial debt was €34,859 million. The variation in adjusted net financial debt during the first half of 2009, +€333 million, is an improvement of €1,123 million compared with + €1,456 million recorded during the same period in the previous year. In the second quarter 2009 adjusted net financial debt rose by €390 million mainly due to the distribution of dividends for the sum of €1,050 million.

The Liquidity position available to the Telecom Italia Group, calculated as total available cash, other cash equivalents in addition to non-current securities, amounts to €8,067 million at 30 June 2009                   (€5,601 million at 31 December 2008); the sum, together with the non-utilized committed credit lines worth €6.5 billion, offers an ample guarantee for payment deadlines in the upcoming 18-24 months. New advantageous bond issues were possible in the first half of 2009, thanks to favourable market conditions in both Europe and the U.S.: such transactions have led to an increase in available liquidity in comparison with year-end 2008 despite the settling of dividends and the repayment of debts.

The Telecom Italia Group employed 76,560 people at 30 June 2009 of whom 63,250 work in Italy.

OUTLOOK FOR THE YEAR 2009

With regards to the performance of the Telecom Italia Group in the current fiscal period, based on the results posted in 1H 2009, both the profitability and cash generation targets are confirmed as communicated at year-end 2008 during the presentation of the three-year 2009-2011 Plan, in particular:

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Business Unit Domestic: organic EBITDA €9.9-10 billion;

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Business Unit Brazil: organic EBITDA ~BRL 3.6 billion;

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net financial debt/EBITDA ratio around 2.9x at year-end 2009.

At Group organic EBITDA level, the previous target is confirmed.

RESULTS OF BUSINESS UNITS

Figures are entered on the basis of the following operating sectors:

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Business Unit “Domestic”: includes all activities within the country’s borders namely, telephony and data services on fixed and mobile networks for end clients (retail) and other operators (wholesale), besides other support operations;

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Business Unit “Brazil”: relates to telecommunication activities in Brazil;

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Business Unit “European BroadBand”: broadband services in Germany and the Netherlands;

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Business Unit “Media”: refers to activities and management of television networks;

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Business Unit “Olivetti”: encompasses activities pertinent to digital systems for printing and office products;

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“Other activities”: financial businesses and other smaller firms not strictly related to the core business of the Telecom Italia Group.

Telecom Italia Media results at 30 June 2009 were published in the press release issued on 30 July 2009 following the Company’s Board Meeting and their subsequent approval.

DOMESTIC

Revenues, equivalent to €10,891 million, register a fall of 4.4% (-€500 million) compared with the first half of 2008, and of -4.7% at an organic level.

In detail:

Core Domestic

Core Domestic revenues amount to €10,337 million, a fall of 4.7% (- €513 million) in comparison with the first half of 2008, and of -4.9% at an organic level.

With regard to market segments, the performance, in comparison with the first half of 2008, has been the following:

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Consumer: a fall in revenues (- €403 million; -6.8%) caused by a drop in access and fixed traffic          (- €138 million) generated by a shrinking customer base (-1.2 million accesses), only partly offset by the increase in subscription fees; the impact of regulated interconnection rates, in particular income from termination on mobile phones (- €59 million); lower revenues from traditional value added services (- €36 million) and contents (- €40 million); a shrinking mobile telephony customer base and a drop in product sales volumes (- €140 million, of which - €117 million on handsets). Such performance in traditional business areas has been partly offset by the growth in broadband services where the customer base has expanded and revenues from both fixed (+ € 54 million, +12%) and mobile (+€32 million, +23%) services have soared;

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Business: a drop in revenues (- €181 million, -8.7%), mainly affected by tough market conditions faced by the SMEs segment affecting consumption negatively, and by the focus on higher margin services and products. The negative performance has had more marked consequences in fixed telephony (-10%) where asymmetries of competition have been noted, particularly regarding winback procedures;

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Top: a decrease in revenues (- €56 million, -3%) resulting from three different factors: a strong growth in ICT packages and solutions (+16.9%) leading to a two-point increase in market share, from approximately 7% in 1H 2008 to 9% in 1H 2009; mobile sales have remained stable; a standard decrease in fixed telephony, arising out of the general economic crisis leading to a consequent drop in consumption by companies. However, the decrease in revenues in 2Q 2009 (-2.1%) has been lower than the drop in 1Q (-3.8%);

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National Wholesale: the segment has registered an increase in revenues (+ € 143 million, +17.2%;+15.8% in organic terms), generated by the rise in tariffs (Local Loop Unbundling, Wholesale Line Rental and Bitstream) and by the growth in the OLO (Other Licensed Operators) customer base on services.

International Wholesale

Revenues in International Wholesale (Telecom Italia Sparkle Group) during the first six months of 2009 were €877 million, a drop of €24 million (-2.7%) compared with the same period in 2008, due to the reduction in voice services in the captive market. While revenues from third parties have grown by approximately €5 million, thanks mainly to the good performance of IP/Data, Multinational Corporations and Consulting business, thereby partly offsetting the aforesaid reduction in voice services.

In addition to the summary overviews by market segment provided above, in continuity with the Annual and Six-Month Financial Reports of the previous periods, the following pages contain commercial information with reference to  technology (fixed and mobile).

Fixed Telecommunications

Revenues are €7,401 million, a reduction of €84 million (-1.1%) compared with the first half of 2008 and of  €121 million (-1.1%) at an organic level. The result confirms the improvement trend already recorded in 2008 and in Q1 2009.

At 30 June 2009, access retail figures were approximately 16.6 million (-731,000 accesses compared with 31 December 2008); wholesale client portfolio has increased reaching about 5.7 million accesses at 30 June 2009 (+741,000 compared with 31 December 2008). The total access market has registered an increase of 15,000 units in comparison with December 2008.

The total broadband portfolio, at 30 June 2009, recorded 8.4 million accesses (+309,000 compared with 31 December 2008), broken down as 6.86 million retail and 1.58 million wholesale.

Retail Voice

Revenues in the Retail Voice segment were €3,502 million, a decrease of €389 million (-10%) compared with 1H 2008. The revenues have been impacted, on all market segments, by the standard reduction in the client base and in traffic volumes caused by the competitive environment the company operates in. In addition, there has been a reduction in regulated rates for the fixed-mobile termination and the disabling of some Premium services executed by the company both on a compulsory and voluntary basis (VAS services, in comparison with the first half of 2008, have registered a decrease of €30 million). The economic impact in terms of lower access revenues (- €101 million), despite the increase in tariffs commencing 1 February 2009, has been, in terms of domestic business, offset by the expansion in domestic wholesale services (+ €91 million regarding Intermediate Regulated Services namely Local Loop Unbundling and Wholesale Line Rental).

Internet

Revenues from the Internet segment have been €841 million, an increase of €31 million over the first half of 2008. The narrowband component, steadily falling, represents by now a mere 2% of total revenues. The overall broadband retail access portfolio of the domestic market has reached 6.9 million accesses, a rise of 105,000 units compared with year-end 2008; clients signing up for the flat rate offer has a share of 81% out of the total retail broadband client portfolio (77% at year-end 2008). Also on the rise is the IPTV service in the Consumer market (a portfolio of 397,000 clients, +68,000 against year-end 2008) and the Virgilio portal web related package and activities; the Alice Casa package has a client portfolio of 351,000 clients (+233,000 compared with 31 December 2008), a share increase from 1.7% as at December 2008 to 5.1% on the total broadband portfolio.

Business Data

Revenues from the Business Data segment reached €826 million, an increase of €25 million (+3.1%) compared with the first half of 2008, thanks to the development of offers for ICT packages and services, in particular the service component.

Wholesale

The client portfolio managed by Telecom Italia’s wholesale division reached approximately 6.0 million telephone accesses and 1.6 million broadband accesses at the end of June 2009. Total revenues from National Wholesale services reached €1,417 million, representing a growth of €246 million (+21.0%) compared with the same period in 2008. The evolution of revenues in this area is related to the development of the alternative operator’s client base, which is connected through different types of accesses.

Mobile Telecommunications

Revenues in 1H 2009 were €4,312 million, a drop of €329 million (-7.1%) compared with 1H 2008. Such a drop can be attributed to a reduction in handsets sold, the fall in value added services (SMS and content sales) as well as the dynamics of regulated interconnection tariffs.

At 30 June 2009, Telecom Italia mobile lines amounted to 32.6 million; the decrease compared with 31 December 2008 can be attributed to a greater degree of selectivity in the company’s commercial policy that focuses more on higher value customers; as a matter of fact, the number of post-paid lines has surged to around 19% of the general total, up from around 18% registered in 1Q 2009 and from around 17% at 31 December 2008.

EBITDA in the Domestic Business Unit was €5,044 million, an increase of €147 million (+3.0%) over 2008. As a percentage of revenues, the figure stands at 46.3%, a rise of 3.3 points against the same period in 2008. Organic variation of EBITDA compared with 1H 2008 is negative for €134 million (-2.6%).

Organic EBITDA Margin has been 46.8% (45.7% in the first half of 2008).

EBIT in the Domestic Business Unit was €2,711 million, an increase of €66 million (+2.5%) compared with 1H 2008, with a percentage of revenues equivalent to 24.9% (23.2% in the first half of 2008). Organic variation of EBIT is negative for €139 million (-4.7% compared with the same period in 2008).

Organic EBIT Margin was 25.8% (in line with 1H 2008 results).

EBIT performance can be attributed, in addition to factors already highlighted under EBITDA, to the increase in amortization for around €5 million and to the gains recorded  in 1H 2008, deriving from the sale of real estate for €25 million; by contrast 1H 2009 has to bear the weight of devaluation, for the amount of €48 million, of platform development for credit management pertinent to fixed-line consumers that can no longer be utilized as a result of the new organizational structure and continuation of the fixed-mobile convergence process.

Capex amounted to €1,609 million, a reduction of €343 million compared with the same period in 2008. As a percentage of revenues, the figure stands at 14.8% (17.1% in 1H 2008). Said reduction can be mainly attributed to lesser commitments relating to the terminals package (either rentals or linked to multi-year contracts), to the acquisition of WI-MAX licenses in the first quarter of 2008, and also to the optimization and rationalization of network investments governing BroadBand Access, Core Platform and Control, Service and Application Platform.

The company employed 61,009 people, a reduction of 807 compared with 31 December 2008.

BRAZIL

(average exchange rate euro/real 0,34206)

Revenues in 1H 2009 were BRL 6,721 million, up 2.1% (+ BRL 139 million) compared with the same period in 2008, in virtue of the income from products, +49.6% compared with 1H 2008, and in VAS services, +21.7% compared with a year earlier. Average monthly revenue per client is BRL 27.9 at June 2009, compared to BRL 31.5 in June 2008; there has been a steady recovery over the last few months of this year thanks to the positive contribution flowing in from post-paid clients and the success of the new pre-paid packages. In the first half of 2009, reorganisation activities were completed and operations relating to the commercial re-launch plan were implemented.  Total number of lines, at 30 June 2009, amount to 37,826,000, up 11.9% compared with 30 June 2008 and 3.9% compared with 31 December 2008, corresponding to a market share of 23.7% of telephone lines.

EBITDA, was BRL 1,541 million, a rise of BRL 190 million over the first half of 2008 (+14.1%);                 the percentage of revenues is equivalent to 22.9% or 2.4 percentage points higher compared to the same period a year earlier. The performance stems from a strict cost control policy and an efficiency plan aimed at generating resources to support growth and the commercial expansion of Tim Brasil. The cost components that have increased against the previous year are those relating to business development.

Organic variation in EBITDA, with respect to the first half of 2008, was BRL +275 million, with a percentage of revenues of 24.2% (20.5% in 1H 2008).

EBIT was BRL 107 million, up on BRL 113 million compared to the first half of 2008. This result is caused by higher EBITDA contribution in comparison with the first six months of 2008, partly offset by the increase in amortization for a worth of BRL 74 million paid for obtaining the 3G licence, bought in 2Q  2008, and by industrial investments in connection with the new UMTS network.

Organic variation in EBIT, compared with the same period in the previous year was BRL +198 million, with a percentage of revenues of 2.9% (- 0.1% in 1H 2008).

Capex amounted to BRL 843 million, a drop of BRL 1,295 million comparec with the same period a year earlier, mainly due to the 3G licence bought in April 2008 for BRL 1,239 million.

The company employed 10,149 people at 30 June 2009, a reduction of 136 compared with 31 December 2008.

EUROPEAN BROADBAND

Revenues in the European BroadBand Business Unit were €613 million, a decrease of €29 million (-4.5%) compared with the first half of 2008. Broadband client portfolio amounts to approximately 2.5 million accesses, basically unchanged compared with 31 December 2008 and 30 June 2008. Narrowband client portfolio amounts to 0.4 million accesses, a decrease when compared to 0.5 million accesses registered at December-end 2008 and to 0.6 million accesses at the end of June2008.

EBITDA, was €129 million, up by €10 million (+8.4%) over the first six months of 2008.                             The percentage of revenues is equivalent to 21.0% compared to 18.5% of the same period in 2008.

EBIT was negative for €9 million compared with a positive €2 million during the first six months of 2008. A worse EBIT performance is due to the significant growth in amortization (+ €20 million) stemming from investments on important network infrastructure and on  supporting ICT systems between the end of  2007 and 2008, as well as from the capitalization of costs resulting in the acquisition of clients signing  contracts for at least two years.

Capex amounted to €124 million, a decrease of €65 million compared with the first half of 2008, mainly caused by the shrinking of the network’s infrastructure component and capitalized start-up charges enabling new clients to access other operators’ platforms.

 At 30 June 2009 there were 2,778 employees, a reduction of 134 compared with 31 December 2008.

OLIVETTI

Revenues in the first half of 2009 in the Olivetti Business Unit amount to €153 million, down by €27 million compared with the first half of 2008. Product-wise, there has been a fall in revenues during 1H 2009 of about 16%, compared with the same period in 2008, also caused by lower sales volumes arising out of difficult market conditions – where some sectors have shrunk as much as 30%. The most significant fluctuations have struck the European markets, particularly Spain and the U.K. where the pound has suffered a significant devaluation.

EBITDA has posted a negative result of €12 million, unchanged against the first six months of 2008: lower marginalities arising out of falling revenues are absorbed by a significant reduction in overhead charges, thanks to the effects of the restructuring underway. The variation of the dollar against the euro, with regards to turnover and purchases in foreign currency has had a net negative impact on EBITDA of €2 million. The comparison with the first half of 2008 would therefore have been positive for €2 million.

Given the effects of exchange rates on turnover in foreign currency regarding clients outside of the EU and on the procurement of products and merchandise in foreign currency,

EBIT has posted a negative result of €15 million, an improvement of €1 million with regards to the first half of the previous year (negative for €16 million).

Capex amount to €2 million, an increase of €1 million against the first six months of 2008.

The company employed 1,124 at 30 June 2009 (1,030 in Italy, and 94 abroad), a reduction of 70 compared with 31 December 2008 (1,194 total, of which 1,088 in Italy and 106 abroad).

***

EVENTS SUBSEQUENT TO 30 JUNE 2009

No significant event subsequent to 30 June 2009 to hightlitght to date.

***

The Manager designated for the preparation of accounting and corporate documents, Marco Patuano, herein declares, pursuant to paragraph 2, Art. 154-bis.of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

***

The results of 1H 2009 will be illustrated to the financial community during a conference call scheduled at 4pm (Italian time). The Press will be able to follow the presentation via telephone by calling +39 06 33168. Those unable to connect live may follow the presentation by calling: +39 06 334843 (access code 257554#) until Thursday 13 August.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 www.telecomitalia.it/investor_relations

ATTACHMENTS

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group. However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the separate income statement amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the six months ended June 30, 2009 and 2008.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the attachments to this press release is included the table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the real dynamic in net financial debt, Telecom Italia believes it is useful to present, in addition to the conventional measure (defined “net financial debt carrying value”), a new measure called “adjusted net financial debt”, which excludes purely accounting effects arising from measurement at fair value of derivatives and related financial liabilities/assets. Indeed, the volatility of interest and foreign exchange rates, which has characterized the financial markets from the fourth quarter of 2008, has strongly influenced the measurement to market (fair value) of positions in derivatives and related financial liabilities / assets.

Starting from this Half-yearly Financial Report to June 30, 2009, the new measurement in net financial debt will be constantly used together with the presentation of the comparative data for the previous periods.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations / Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets classified under Discontinued operations / Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying value
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

****

The reclassified Consolidated Separate Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and Consolidated Cash Flow Statements as well as the Adjusted Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report included in the Half-yearly Financial Report to June 30, 2009 and are unaudited. Such reclassified statements, as well as the Adjusted Net Financial Debt of the Telecom Italia Group are however consistent with those included in the Telecom Italia Group Half-yearly Condensed Consolidated Financial Statements at June 30, 2009. Please note that the limited audit work by our independent auditors on the Telecom Italia Group Half-yearly Condensed Consolidated Financial Statements at June 30, 2009 has not yet been completed.

TELECOM ITALIA GROUP  - CONSOLIDATED SEPARATE INCOME STATEMENTS

(millions of euros)	1st Half 2009 (a)	1st Half 2008 Restated (b)	Change (a - b) amount	%
Revenues	13,953	14,809	(856)	(5.8)
Other income	138	158	(20)	(12.7)
Total operating revenues and other income	**14,091**	**14,967**	**(876)**	**(5.9)**
Acquisition of goods and services	(5,951)	(6,614)	663	10.0
Employee benefits expenses	(1,954)	(2,274)	320	14.1
Other operating expenses	(750)	(865)	115	13.3
Changes in inventories	(24)	17	(41)	*
Internally generated assets	258	271	(13)	(4.8)
OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	**5,670**	**5,502**	**168**	**3.1**
Depreciation and amortisation	(2,927)	(2,952)	25	0.8
Gains (losses) on disposals of non-current assets	(15)	26	(41)	*
Impairment reversals (losses) on non-current assets	(48)	(1)	(47)	*
OPERATING PROFIT (EBIT)	**2,680**	**2,575**	**105**	**4.1**
Share of profits (losses) of associates and joint ventures accounted for using the equity method	33	37	(4)	(10.8)
Other income (expenses) from investments	(33)	2	(35)	*
Finance income	1,525	1,512	13	0.9
Finance expenses	(2,617)	(2,730)	113	4.1
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	**1,588**	**1,396**	**192**	**13.8**
Income tax expenses	(647)	(163)	(484)	*
PROFIT FROM CONTINUING OPERATIONS	**941**	**1,233**	**(292)**	**(23.7)**
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	(148)	148	-
PROFIT FOR THE PERIOD	**941**	**1,085**	**(144)**	**(13.3)**
of which:				
* **Profit attributable to owners of the Parent**	**964**	**1,117**	**(153)**	**(13.7)**
* Profit (loss) attributable to Minority Interest	(23)	(32)	9	28.1

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

According to IAS 1 revised (Presentation of Financial Statements), which is effective from January 1, 2009, here below are presented the Consolidated Statements of Comprehensive Income, beginning with the Profit for the period, derived from the Consolidated Separate Income Statements, and displaying income and expenses recognized directly in equity and related to all non-owner changes.

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TELECOM ITALIA GROUP – CONSOLIDATED CASH FLOW STATEMENTS

TELECOM ITALIA GROUP – ADJUSTED CONSOLIDATED NET FINANCIAL DEBT

TELECOM ITALIA GROUP – INFORMATION BY OPERATING SEGMENTS

***

***

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TELECOM ITALIA GROUP – NON ORGANIC ITEMS: EBITDA AND EBIT RECONCILIATION

TELECOM ITALIA GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

With reference to the evolution of the bonds during the first half 2009, we point out the following events:

The total nominal repayment amount, net of the Group’s bond buy-back, related to the bonds expiring in the following 18 months as of June 30, 2009 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totals 4,717 million of euro with the following detail:

•

1,849 million of euro, expiring on July 30, 2009;

•

574 million of euro, expiring on January 1st , 2010;

•

884 million of euro, expiring on January 15, 2010;

•

796 million of euro, expiring on June 7, 2010;

•

119 million of euro, expiring on June 14, 2010;

•

495 million of euro, expiring on October 1st, 2010.

Bonds issued by companies of the Group to third parties do not contain either financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds carry any other interest rate structures or structural complexities. Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euro market and USA), the terms which regulate the notes and bonds are in line with the market practice for similar transactions realized on the same markets; therefore, there are, for example, commitments not to bind corporate assets as guarantee of funding ("negative pledge").

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them for 854 million of euro (on a total amount of 2,542 million of euro at June 30, 2009), are not covered by bank guarantees and there are such covenants that:

•

in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches, the company must give immediate communication to the EIB, which can require guarantees or changes in the contract of funding;

•

for the loan of 350 million of euro of nominal amount, if the credit rating of the company underlies BBB+ for Standard & Poor’s, Baa1 for Moody’s and BBB+ for Fitch Ratings, and for the loans of 500 million of euro of nominal amount, if the credit rating of the company underlies BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees, the EIB can demand the immediate repayment of the issued amount;

•

the company must promptly communicate to the Bank the changes related to the allocation of the corporate stock between those shareholders that can provide a change of control. The missed communication implies the resolution of the contract. Furthermore, the resolution of the contract is planned even when a shareholder, who doesn’t owned at least the 2% of the capital at the sign of the contract, owns beyond the 50% of the voting rights in the ordinary meeting or a such number of shares to represent beyond the 50% of the capital if, following a reasonable judgment of the bank, that fact can cause prejudice against the bank or compromise the execution of the investment project. The above mentioned clause is also applied to the guaranteed EIB funding of 300 million of euro, issued on June 2009.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010, and a minimum of 0.0875% and a maximum of 0.2625% for the credit line expiring 2014.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the fair market value). Substantially similar negative pledges conditions exist for the export credit loan agreements.

The syndicated bank lines (as well as a contract of export credit agreement for the nominal outstanding amount of 100 million of euro at June 30, 2009) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders (including Telco shareholders), acquires the control of Telecom Italia, individually or jointly; in that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

Finally, in the documentation of loans granted to certain companies of Tim Brazil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan.

With the understanding that there are no financial covenants on the loan contracts of the Group, it should be pointed out, that at June 30, 2009, no covenant of any other type, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TELECOM ITALIA GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE CONSOLIDATED SEPARATE INCOME STATEMENTS

The effects of non-recurring events and transactions on each item of the Consolidated Separate Income Statements for the six months ended June 30, 2009 and 2008 are set out below in accordance with Consob Communication DEM/6064291 dated July 28, 2006:

TELECOM ITALIA GROUP – EFFECTS ARISING FROM THE APPLICATION OF IFRIC 13 (CUSTOMER LOYALTY PROGRAMMES) ON THE MAIN SEPARATE INCOME STATEMENTS AND STATEMENTS OF FINANCIAL POSITION DATA

IFRIC 13 was accounted for retrospectively in accordance with IAS 8 and led to the restatement of the separate consolidated income statement and the consolidated cash flow statement for the six month period ended June 30, 2008 in addition to the consolidated statement of financial position at December 31, 2008. Such restatement is related to the Domestic operating segment only.

The application of IFRIC 13 led to: a decrease in revenues mainly in reference to the deferral of the component relating to customer award credits granted; an increase in acquisition of goods and services correlated to the redemption of awards and a consequent reduction in the tax charge. In the consolidated statement of financial position, this Interpretation led to the recognition of higher current liabilities, mainly related to the deferral of revenues, the recognition of deferred tax assets and a consequent reduction in equity. In detail:

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2009-2011 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      August 6th, 2009

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager